Mail Stop 3561

June 14, 2007

Mr. Julian R. Geiger
Chairman and Chief Executive Officer
Aeropostale, Inc.
112 West 34th Street
New York, New York 10120

> **RE:** **Aeropostale, Inc.**
> **Form 10-K for Fiscal Year Ended February 3, 2007**
> **Filed April 2, 2007**
> **File No. 1-31314**

Dear Mr. Geiger:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended February 3, 2007

Note 1. Summary of Significant Accounting Policies, page 33

Revenue Recognition, page 34

1.   Please tell us and revise your disclosure to clarify your accounting policy for gift cards that are never redeemed or are not redeemed over an extended period of time. Refer to APB 22. Additionally, please disclose either here or in Management's Discussion and Analysis the amount of gift card breakage recorded during each period presented, if any. If you believe the amount of breakage is immaterial for disclosure, please quantify for us the amounts recognized for the periods presented.

Segment Reporting, page 36

2.   Please tell us and revise your disclosure to clarify how you determined that you have only one reportable segment and whether operating segments have been aggregated. Refer to paragraph 26.a. of SFAS 131. If operating segments have been aggregated, please tell us how each operating segment meets all of the aggregation criteria in paragraph 17 of SFAS 131, including similarity of economic characteristics. In your response, please provide us with the revenues, gross profit and segment profit for each of your operating segments for each period presented. Alternatively, if you have determined that both of your retail store formats (Aeropostale and Jimmy Z) as well as your e-commerce operations are managed as one operating segment, please tell us how you arrived at this conclusion. Ensure you tell us the operations for which discrete financial information is available as well as the level of financial information reviewed by your chief operating decision maker to make decisions about resources to be allocated to segments and assess performance.   Refer, for guidance, to paragraphs 10-15 of SFAS 131.

Note 10. Stock-Based Compensation, page 40

3.   Reference is made to the disclosure regarding your election to use the alternative transition method provided in FASB Staff Position 123(R)-3 with respect to accounting for the tax effects of share-based payment awards. Please confirm to us and revise your future filings to clarify that once you established the beginning balance of the APIC pool, you've limited your use of the simplified method for determining the subsequent impact on the APIC pool to employee awards that were *fully vested* and outstanding upon the adoption of SFAS 123(R). The impact on the APIC pool of awards partially vested upon, or granted after, the adoption

of SFAS 123(R) is required to be determined in accordance with the guidance in SFAS 123(R).

4.   Where you disclose the assumptions used to estimate the fair value of option grants, please also describe the method used to estimate each of the assumptions. Refer to paragraph A240.e.2. of SFAS 123(R).

Exhibits 31.1 and 31.2

5.   Please revise paragraphs 2, 3 and 4 to refer to this "report" rather than this "annual report" in order to conform to the exact wording prescribed by Item 601(b)(31) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief